Maxim Group LLC

300 Park Avenue, 16th Floor

New York, NY 10022

March 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Marion Graham

Re:	Global Mofy Metaverse Limited
Withdrawal of Acceleration Request - Registration Statement on Form F-1 (File No. 333-268553)

Dear Ms. Graham:

On March 29, 2023, we, as the representative of the underwriters, filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement so that it may be declared effective at 5:30 p.m., Eastern Time, on March 31, 2023, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford Teller
	Name:	Clifford Teller
	Title:	Co-President